

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Alf Ragnar Løvdal
Chief Executive Officer
North Atlantic Drilling Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

    Re: North Atlantic Drilling Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed January 14, 2014
           File No. 333-185394
           Amendment No. 4 to Registration Statement on Form F-4
           Filed January 14, 2014
           Response dated January 23, 2014
           File No. 333-185395

Dear Mr. Løvdal:

      We have reviewed your letter dated January 23, 2014 have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Response dated January 23, 2014

1.   Please remove the reference to "Joint Bookrunners," since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

2.   We do not concur with your response to comment 2 of our letter dated January 22, 2014. Either revise the "As Adjusted" and "As Further Adjusted" columns in the Capitalization section to reflect the notes offering or expand the related footnote to indicate, rather than cross-reference, the size of the offering, the status of the offering and the expected use of proceeds of the offering.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
         Gary J. Wolfe
         Seward & Kissel LLP